UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                  FORM 4

[ ] Check this box if no longer                  OMB APROVAL
    subject to Section 16. Form 4 or             OMB NUMBER:  3235-0287
    Form 5 obligations may continue.             Expires: September 30, 1998
    See Instruction 1(b).                        Estimated average burden
                                                 hours per response........0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

     Exxon Corporation
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     (Last)                         (First)                      (Middle)

     5959 Las Colinas Boulevard
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                                   (Street)

     Irving                         Texas                          75039-2298
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     (City)                         (State)                           (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     Mobil Corporation (former ticker symbol: MOB)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Year

     November 1999
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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

          Table I -- Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned


1.   Title of Security    2. Trans-  3. Trans-     4. Securities Acquired  5. Amount of Securities  6. Ownership      7. Nature of
     (Instr. 3)              action     action        (A) or Disposed of      Beneficially Owned       Form: Direct      Indirect
                             Date       Code          (D) (Instr. 3, 4        at End of Month          (D) or In-        Beneficial
                                        (Instr.8)     and 5)                  (Instr. 3 and 4)         direct (I)        Ownership
                             (Month/                                                                   (Instr. 4)        (Instr. 4)
                             Day/                          (A) or
                             Year)       Code      Amount  (D)     Price
-------------------------  ---------     ----      ------  ---   --------- --------------------     --------------    -------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
                                                                 SEC 1474 (7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of                   2. Conversion or   3. Transaction Date   4. Transaction  5. Number of      6. Date Exercisable and
    Derivative                    Exercise Price     (Month/Day/Year)      Code            Derivative        Expiration Date
    Security                      of Derivative                            (Instr. 8)      Securities        (Month/Day/Year)
    (Instr. 3)                    Security                                                 Acquired (A)
                                                                                           or Disposed of
                                                                                           (D) (Instr. 3,
                                                                                           4 and 5)
                                                                                                            Date         Expiration
                                                                          Code             (A)   (D)        Exercisable  Date
------------------------------------------------------------------------------------------------------------------------------------
No Securities Owned*





1.  Title of                   7. Title and Amount of            8. Price of      9. Number of     10. Ownership    11. Nature of
    Derivative                    Underlying Securities             Derivative       derivative        Form of          Indirect
    Security                      (Instr. 3 and 4)                  Security         Securities        Derivative       Beneficial
    (Instr. 3)                                                      (Instr. 5)       Beneficially      Security:        Ownership
                                                        Amount                       Owned at End      Direct (D)       (Instr. 4)
                                                        or                           of Month          or Indirect
                                                        Number                       (Instr. 4)        (I)
                                                        of                                             (Instr. 4)
                                   Title                Shares
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
No Securities Owned*

Explanation of Responses:

In connection with the Agreement and Plan of Merger dated as of December 1, 1998 among Exxon Corporation ("Exxon"), Lion Acquisition Subsidiary Corporation and Mobil Corporation ("Mobil"), Exxon and Mobil entered into a Stock Option Agreement pursuant to which Mobil granted Exxon an option (the "Option") to purchase up to 136,500,000 shares of common stock, par value $1.00 per share, of Mobil (the "Option Shares") for a purchase price of $95.96 per share (the "Purchase Price") (with the purchase price per share as to 1,000 Option Shares being adjustable under certain circumstances). Exxon filed a Form 3 on December 11, 1998, expressly disclaiming beneficial ownership of the Option Shares prior to the occurrence of certain triggering events. The merger of Lion Acquisition Subsidiary Corporation, a wholly-owned subsidiary of Exxon, with and into Mobil was consummated and became effective on November 30, 1999. The Option granted by Mobil to Exxon terminated at the effective time of the merger, and therefore will not be triggered under any circumstances.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Exxon Corporation


By: /s/ T. Peter Townsend                           November 30, 1999
    -----------------------------------             ------------------------
    **Signature of Reporting Person                 Date

Name:  T. Peter Townsend
Title: Secretary



Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.



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